UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Rainier Pacific Financial Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

75087U101

(CUSIP Number)

Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75087U101
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Northwest Financial Holdings, LLC IRS ID NO.: 26-3924427
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 356,763*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 356,763*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 356,763*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.6%**
14	Type of Reporting Person (See Instructions) OO

*  Northwest Financial Holdings, LLC, a Washington limited liability company (“NFH”), owns 356,763 shares of the Issuer’s Common Stock. Steve Wasson, a member of NFH, individually owns 6,000 shares of the Issuer’s Common Stock.  NFH does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 6,399,390 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008.

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CUSIP No. 75087U101
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jeffery D. Gow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 356,763*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 356,763*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 356,763*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 5.6%**
14	Type Of Reporting Person (See Instructions) IN

*  NFH owns 356,763 shares of the Issuer’s Common Stock. Steve Wasson, a member of NFH, individually owns 6,000 shares of the Issuer’s Common Stock.  NFH does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 6,399,390 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008.

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CUSIP No. 75087U101
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Steven D. Wasson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,000*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 0.1%**
14	Type Of Reporting Person (See Instructions) IN

*  NFH owns 356,763 shares of the Issuer’s Common Stock. Steve Wasson, a member of NFH, individually owns 6,000 shares of the Issuer’s Common Stock.  NFH does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 6,399,390 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008.

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Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, no par value (“Common Stock”), of Rainier Pacific Financial Group, Inc., a Washington corporation (the “Issuer”).  This statement is being filed by Northwest Financial Holdings, LLC, a limited liability company organized under the laws of the State of Washington (“NFH”), Jeffery D. Gow, an individual (“Gow”), and Steven D. Wasson, an individual (“Wasson”).  NFH, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 1.

Security and Issuer

This statement relates to shares of Common Stock, no par value ("Common Stock"), of

Rainier Pacific Financial Group, Inc., a Washington corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402.

Item 2.

Identity and Background

(a)           This statement is being filed by NFH, Gow and Wasson.

(b)-(c)     NFH is a limited liability company organized under the laws of the State of Washington, and is a private investment entity that seeks appreciation of its assets for the benefit of its owners.  The address of NFH's principal place of business and principal office is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Gow, a natural person, is Chief Executive Officer of Polygon Northwest Company, a real estate development company.  Gow is the managing member of NFH.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.  The executive officers and persons controlling NFH are set forth on Exhibit 1, attached hereto.

Wasson, a natural person, is an investor.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

The executive officers and persons controlling NFH are set forth on Exhibit 99.1, attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 99.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gow and Wasson are each a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the shares of Common Stock held by NFH was $3,454,233.  The source of funds used by members of NFH to acquire shares that were contributed to NFH were their personal funds and the working capital of an entity in which all members of NFH are also members, and the source of funds used by NFH to acquire shares was through NFH’s working capital, which consists of funds contributed to NFH by its members.

The shares of Common Stock owned by Wasson were acquired by Wasson using his personal funds.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.  The Reporting Persons intend to engage in dialogue with management of the Issuer to discuss the Reporting Persons’ ideas concerning the Issuer’s business plan, including possible collaboration with the Reporting Persons.  The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose through open market or private transactions of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.  In addition, based on the Reporting Persons' continuing evaluation of the Issuer as well as market conditions and other factors that the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 6,399,390 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q *filed with the Securities and Exchange Commission on November 4, 2008.

As of the close of business on January 16, 2009, NFH beneficially owns 356,763 shares of Common Stock, which represent approximately 5.6% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of NFH, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 356,763 shares of Common Stock owned by NFH.  Wasson owns 6,000 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.

(b)  NFH has sole voting power and power of disposition over the 356,763 shares of Common Stock that it beneficially owns.  As the managing member of NFH, Gow has the authority to exercise such voting power and power of disposition on behalf of NFH.  Wasson has sole voting power and power of disposition over the 6,000 shares of Common Stock that he owns.

(c)  During the past 60 days (November 17, 2008 through January 16, 2009), NFH purchased a total of 192,198 shares of Common Stock on the dates and at the prices set forth on Exhibit 99.2.  The purchases were made for cash in open market transactions.

(d)  None.

(e)  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to

                                        Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 99.3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Name, business address and present principal occupation of each executive officer or person controlling Northwest Financial Holdings, LLC
99.2	Dates and prices of purchases of Common Stock
99.3	Joint Filing Agreement dated January 16, 2009

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009
Northwest Financial Holdings, LLC

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

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